Exhibit 99.1

VivoPower secures Mpox diagnostic tests distribution heads of agreement  for Singapore, Hong Kong and Australia with Sansure Biotech Inc

Sansure Biotech Inc (“Sansure”) is a US$1.4bn market capitalisation in vitro diagnostic solutions company listed on Shanghai Stock Exchange

Mpox virus footprint has significant overlap with key markets where VivoPower operates, including the Asia Pacific region, Australasia, Africa and the Middle East

The Singapore government has already introduced quarantine measures to contain the spread of the Mpox virus, with risk of other countries following suit

Distribution agreement is part of VivoPower’s business continuity planning protocols aimed at safeguarding employees, as well as facilitating distribution and supply to valued partners and customers

As a certified B Corporation, VivoPower is committed to the triple bottom line of People, Planet, and Profit; selected VivoPower management to fund pro bono distribution to disadvantaged communities

VivoPower intends to reinvest any surplus profits and cash generated from Mpox distribution agreements into its core sustainable energy solutions business

LONDON, 16 September 2024 /GLOBE NEWSWIRE/ – VivoPower International PLC (NASDAQ: “VVPR”) has announced a distribution heads of agreement with Sansure Biotech Inc (“Sansure”) for the distribution and supply of Mpox diagnostic tests and detection kits to cover Singapore, Hong Kong and Australia, with other markets under consideration.

This proactive initiative is part of VivoPower’s business continuity planning (“BCP”) protocols to provide preventative measures for its own team and to supply valued partners and customers in the aforementioned markets. The heads of agreement is non binding, but both parties will work towards finalising definitive documents.

As a certified B Corporation, VivoPower is committed to the triple bottom line of People, Planet, and Profit. In this regard, VivoPower has consistently prioritised not just the professional growth of its teams, but also their safety and health.

In addition, VivoPower’s chairman and chief executive officer, as well as certain other executive leadership team members, will contribute their own funds to enable pro bono distribution of Mpox diagnostic and detection testing solutions to charitable organisations in selected markets that in turn provide support to impoverished and underserved communities.

The World Health Organization declared the Mpox outbreak a public health emergency of international concern on 14 August 2024, the highest alert under international health law.

As of June 2024, according to the United Nations, there have been 99,176 confirmed cases and 208 deaths  reported across 116 countries including several of VivoPower’s markets, with Africa experiencing the highest transmission rates.

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About VivoPower

Established in 2014 and listed on NASDAQ since 2016, VivoPower is an award-winning global sustainable energy solutions B Corporation company focused on electric solutions for off-road and on-road customised and ruggedised fleet applications as well as ancillary financing, charging, battery and microgrids solutions.

VivoPower’s core purpose is to provide its customers with turnkey decarbonisation solutions that enable them to move toward net-zero carbon status. VivoPower has operations and personnel covering Australia, Canada, the Netherlands, the United Kingdom, the United States, the Philippines, and the United Arab Emirates.

About Sansure Biotech

Established in 2008, Sansure Biotech Inc is a public company listed on the Shanghai Stock Exchange with over 2,000 employees and a market capitalisation in excess of US$1bn. It is an in vitro diagnostic solution provider integrating diagnostic reagents, instruments and independent clinic laboratory services with its own innovative gene technology as its core.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterisations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the achievement of performance hurdles, or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes, and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact

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shareholders@vivopower.com

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